EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS

OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS)

	Six months ended June 30, 2004	For the year ended December 31,
		2003	2002	2001	2000	1999
Income (loss) from continuing operations before income taxes	$(58,134)	$(95,119)	$(84,534)	$(71,186)	$(75,311)	$(18,721)
Add fixed charges	5,982	9,352	8,339	5,511	2,052	853

Earnings as defined	$(52,152)	$(85,767)	$(76,195)	$(65,675)	$(73,259)	$(17,868)

Fixed charges:
Interest expense	2,454	3,722	2,885	2,186	679	525
Estimated interest component of rent expenses	3,528	5,630	5,454	3,325	1,373	328

Total fixed charges	5,982	9,352	8,339	5,511	2,052	853

Ratio of earnings to fixed charges	Note (i)	Note (i)	Note (i)	Note (i)	Note (i)	Note (i)

(i)	Earnings, as defined, were insufficient to cover fixed charges by $95.1 million, $84.5 million, $71.2 million, $75.3 million, $18.7 million and $58.1 million for the six-month period ended June 30, 2004, and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively.